Filed pursuant to Rule 433 of the Securities Act of 1933

Registration Statement Nos. 333-167980 and 333-182088

September 20, 2019

Final Term Sheet

Issuer:	Province of British Columbia

Existing Long-Term Issuer Ratings*:	S&P: AAA (stable); Moody’s: Aaa (stable); Fitch: AAA (stable)

Title:	1.750% Bonds, Series BCUSG-10, due September 27, 2024 (the “Bonds”)

Aggregate Principal Amount:	U.S.$1,250,000,000

Trade Date:	September 20, 2019

Issue Date (Settlement Date):	September 27, 2019 (T+5)

Maturity Date:	September 27, 2024

Interest Payment Dates:	March 27 and September 27 of each year, commencing on March 27, 2020. Interest will accrue from September 27, 2019

Spread to Treasury:	+14.1 basis points

Spread to Mid-Swaps:	+20 basis points

Benchmark Treasury:	UST 1.250% due August 31, 2024

Treasury Spot/Yield:	1.650% / 98-03+

Yield to Maturity:	1.791% semi-annually

Interest Rate:	1.750% per annum; payable semi-annually

Public Offering Price:	99.805% plus accrued interest from September 27, 2019 if settlement occurs after that date

Day Count Convention:	30/360

*  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Redemption:

The Bonds are not redeemable prior to maturity unless a change occurs in the tax laws or regulations of Canada that would require the payment of additional amounts on the Bonds. If additional amounts are due, the Bonds may be redeemed at par plus accrued interest.

Minimum Denominations:	U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000.

Joint Lead Managers:	TD Securities (USA) LLC BMO Capital Markets Corp. CIBC World Markets Corp. RBC Capital Markets, LLC

Co-Managers:	National Bank of Canada Financial Inc. Scotia Capital (USA) Inc. BofA Securities, Inc. Crédit Agricole Corporate and Investment Bank HSBC Bank plc J.P. Morgan Securities plc Société Générale

CUSIP# / ISIN#:	CUSIP: 110709 AD4 ISIN: US110709AD48

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market may be completed following settlement on a reasonable efforts basis.

Settlement:

We expect that delivery of the Bonds will be made against payment therefor on or about September 27, 2019, which is five business days following the date of pricing of the Bonds (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Bonds on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Bonds who wish to trade their Bonds on the date of pricing or the next two succeeding business days should consult their own advisor.

Governing Law:	Province of British Columbia and Canada

Prospectus and Prospectus Supplement:	Prospectus dated as of June 19, 2012 and Preliminary Prospectus Supplement dated as of September 20, 2019;

https://www.sec.gov/Archives/edgar/data/836136/000104746919005346/a2239727z424b2.htm

U.S. Legend:

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling TD Securities (USA) LLC at 1-855-495-9846, BMO Capital Markets Corp. at 1-866-864-7760, CIBC World Markets Corp. at 1-800-282-0822 or RBC Capital Markets, LLC at 1-866-375-6829.

Canadian Legend:

The Bonds will be offered and sold in Canada pursuant to an exemption from the prospectus requirement in securities legislation of all provinces and territories of Canada, as provided in section 2.34 of National Instrument 45-106 or equivalent legislation.

United Kingdom Legend:

This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Hong Kong Legend:

The Bonds will not be offered or sold in Hong Kong, by means of this document or any document, other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO, or (ii) in other circumstances which do not result in this document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of such ordinance.

Taiwan Legend:

The Bonds will not be offered or sold in Taiwan through public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Law of Taiwan. The Bonds will only be available for purchase outside of Taiwan by investors residing in Taiwan that are not otherwise prohibited from investing in the Bonds.

Macau Legend:	The Bonds will not be offered or sold in Macau.

European Economic Area Legend:	The Bonds are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the European Economic

Area. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Bonds or otherwise making them available to retail investors in the European Economic Area has been prepared and therefore offering or selling the Bonds or otherwise making them available to any retail investor in the European Economic Area may be unlawful under the PRIIPs Regulation.

This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of Bonds in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Regulation from the requirement to produce or publish a prospectus for offers of Bonds. Accordingly, any person making or intending to make any offer within a Member State of the Bonds which are the subject of an offering contemplated in this Prospectus Supplement may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, provided that no such offer of the Bonds shall require the Province or any underwriter to produce or publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer.

Neither the Province nor any underwriter has

authorized, nor do they authorize, the making of any offer of Bonds to any legal entity which is not a qualified investor as defined in the Prospectus Regulation, provided that no such offer of Bonds shall require the Province or any underwriter to publish a prospectus or supplement a prospectus pursuant to the Prospectus Regulation for such offer.

Neither the Province nor any underwriters have authorized, nor do they authorize, the making of any offer of the Bonds through any financial intermediary, other than offers made by the relevant underwriters which constitute the final placement of the Bonds contemplated in this Prospectus Supplement.

Singapore Legend:

This document has not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore (the “MAS”), and the Bonds will be offered pursuant to exemptions under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, this document or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Bonds may not be circulated or distributed, nor may the Bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Bonds are subscribed or purchased in reliance of an exemption under Section 274 or 275 of the SFA, the Bonds shall not be sold within the period of 6 months from the date of the initial acquisition of the Bonds, except to any of the following persons: (a) an institutional investor; (b) a relevant person; or (c) any person pursuant to an offer referred to in Section 275(1A) of the SFA, unless expressly specified otherwise in Section 276(7) of the SFA.

Where the Bonds are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 2(1) of the SFA) or securities-based derivatives contracts (as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six (6) months after that corporation or that trust has acquired the Bonds pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or (in the case of such corporation) where the transfer arises from an offer referred to in Section 276(3)(i)(B) of the SFA or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; or (iv) pursuant to Section 276(7) of the SFA.

Section 309B(1)(C) Notification — The Bonds are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice

FAA-N16: Notice on Recommendations on Investment Products).

Other:

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.